

December 2, 2010

Mr. Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re:    Google, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **Filed on October 29, 2010**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed on February 12, 2010**
> **File No.  000-50726**

Dear Mr. Schmidt:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

1.      Please consider providing disclosures to explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher

earnings in countries where you have lower statutory tax rates. You should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail. It appears as though separately discussing the foreign effective income tax rates is important information necessary to understanding your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 50

2.    Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of investments that are currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

3.    We note that you have not included a discussion of the material terms of the Advanced Pricing Agreement entered into with the Internal Revenue Service, though it appears to be a material agreement within the meaning of Item 601(b)(10) of Regulation S-K. Please tell us what consideration you gave to disclosing the material terms of the agreement. In addition, it appears that the agreement should be filed as an exhibit pursuant to Item 601(b)(10). Please file the agreement as an exhibit to the Form 10-K or provide us with a detailed analysis as to why you believe the agreement is not required to be filed. Please provide us supplementally with a copy of the agreement for our review. Refer to Exchange Act Rule 12b-4.

Consolidated Financial Statements

Note 14.  Income Taxes, pages 92

4.    Please explain your consideration of separately disclosing the income before income tax expense for domestic operations in addition to your foreign operations. We refer you to Rule 4-08(h) of Regulation S-X.

5.    We note the caption in your effective income tax rate reconciliation for foreign rate differentials. Please clarify what the foreign rate differential represents in each of the three years presented. As part of your response, explain how the foreign rate differential is determined in each fiscal year and identify the significant components of this item.

6.  Please clarify why you believe it is not practicable to determine the amount of unrecognized deferred tax liability related to the $12.3 billion in undistributed earnings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.  Please contact me with any other questions at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief